EXHIBIT 99.7
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                              SINOVAC BIOTECH LTD.
                              --------------------
            UPDATES ON PHASE I HUMAN CLINICAL TESTING OF SARS VACCINE
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         - VACCINATION OF 6 OF THE SECOND GROUP OF 18 VOLUNTEERS BEGINS
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BEIJING, 19 July, 2004 - Sinovac Biotech Ltd.  ("Sinovac") (NASD OTC-BB:  SNVBF)
announced that the vaccination of the first 6 of the second group of 18 volunteers with high-dosage of its SARS vaccine started on July 15th, 2004. The 6 volunteers were injected with either the high-dosage (32 su/mL antigen) SARS vaccine or a placebo. After a 72-hour observation period following this inoculation, no adverse side-effects have been observed.

Additionally, the first group of 18 people who have been inoculated with low-dosage (16 su/mL antigen) SARS vaccine are all in good health condition.

There are 36 healthy volunteers aged from 21 to 40 that have been selected for clinical testing, who are divided into four groups. Twenty-four subjects (two groups of 12) will get the vaccine, and the twelve others (two groups of 6) will get the placebo. Each subject will get two shots. The first shot is on day 0 followed by 28-day observation of the subject. The second shot will be given after the initial 28 day period and each subject will be observed until day 210, the phase I trial end-date.

The first phase of human testing will determine if the vaccine is safe for the human body. During the Phase I clinical trial, Sinovac will provide continuous updates on the status of the trial and the health condition of the volunteers. The ultimate aim of the vaccine will be to provoke the body's immune system into action, so that it can destroy the SARS virus if infected.

Sinovac is the only company in China, and indeed the world, to have been approved to conduct human clinical trials of a SARS vaccine.

ABOUT SARS
----------

SARS, a viral respiratory illness caused by a coronavirus, was first reported in Asia in February 2003, and over the following few months, the illness spread to more than two dozen countries in North America, South America, Europe, and Asia. According to the World Health Organization, during the SARS outbreak of 2003, a total of 8,098 people worldwide became sick with SARS; of these, 774 died. The SARS global outbreak of 2003 was contained; however, it is expected that the disease could re-emerge in an annual cycle similar to the common flu.

ABOUT SINOVAC BIOTECH LTD.
--------------------------

Sinovac    Biotech   Ltd.    specializes    in   the   research,    development,
commercialization, and sales of human vaccines for infectious illnesses such as Hepatitis A and Hepatitis B, influenza and "SARS".

Sinovac is one of the leading emerging biotechnology companies in China. Working closely with Chinese public health officials, Sinovac focuses on manufacturing and marketing human-use vaccines and related products, and currently markets its vaccine for Hepatitis A. Sinovac is the first and currently the only company in the world to have commenced human clinical trials for a vaccine to prevent SARS.

For further information please refer to the Company's filings with the SEC at www.sec.gov or refer to Sinovac's website at www.sinovac.com.
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Contact: Sinovac Investor Relations at (888) 888 8312 or (604) 684-5990 or email to info@sinovac.com.
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THIS NEWS RELEASE MAY INCLUDE  FORWARD-LOOKING  STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH
RESPECT  TO  ACHIEVING  CORPORATE  OBJECTIVES,   DEVELOPING  ADDITIONAL  PROJECT
INTERESTS,   SINOVAC'S   ANALYSIS  OF   OPPORTUNITIES  IN  THE  ACQUISITION  AND
DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND




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UNCERTAINTIES  WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER  MATERIALLY FROM THOSE
IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.